---------------------------
       OMB APPROVAL
---------------------------
OMB Number:       3235-0058
Expires:   January 31, 2002
Estimated average burden
hours per response.....2.50
---------------------------
---------------------------
     SEC FILE NUMBER
        000-28230
---------------------------
---------------------------
       CUSIP NUMBER
        727 02Q102
---------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


 (Check One):

     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

         For Period Ended: July 1, 2001

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: ____________________________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Form 10-Q for the period ended July 1, 2001 in its entirety
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Planet Hollywood International, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

N/A
--------------------------------------------------------------------------------
Former Name if Applicable

8669 Commodity Circle
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Orlando, Florida 32819
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

         The Company initiated several transactions during the thirteen weeks ended July 1, 2001, including the May 7, 2001 licensing of four of the Company's domestic restaurants to an affiliated company and the recording of a non-cash impairment charge of approximately $3.7 million related to the write-down of long-lived assets of one of the Company's domestic restaurants. The Company, its officers and management have been spending substantial amounts of time in connection with finalizing the accounting treatment and disclosures associated with these transactions. The Company has been unable to incorporate all of such information in the Company's form 10-Q for the period ended July 1, 2001 prior to the filing deadline without the expenditure of unreasonable effort and expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Christopher Thomas, Planet Hollywood International, Inc. (407) 352-6886
         -----------------------------------------------------------------------
                 (Name)                            (Area Code)(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?.

                                 [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's reorganization and restructuring of indebtedness completed in May of fiscal 2000 created significant changes in results of operations for the period ended June 25, 2000 compared to the period ended July 1, 2001. The transactions associated with the Company's Plan of reorganization resulted in the Company recording an extraordinary gain on debt forgiveness for the period ended June 25, 2000 of approximately $173 million. For the thirteen weeks ended July 1, 2001 the Company anticipates a loss from operations and a net loss of $11.2 million and $12.7 million, respectively. For the twenty-six weeks ended July 1, 2001 the Company anticipates a loss from operations and a net loss of $22.5 million and $23.3 million, respectively.

                      Planet Hollywood International, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 15, 2001                         By:  /s/ Christopher Thomas
                                                   -----------------------------
                                                   Christopher Thomas, President
                                                   and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------
                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).